FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of July, 2005

                         Commission File Number 1-14948

                            Toyota Motor Corporation
                 (Translation of Registrant's Name Into English)

                           1, Toyota-cho, Toyota City,
                           Aichi Prefecture 471-8571,
                                      Japan
                    (Address of Principal Executive Offices)


         Indicate by check mark whether the registrant files or will file annual
reports under cover of Form 20-F or Form 40-F. Form 20-F X   Form 40-F
                                                        ---            ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934. Yes      No X
          ---    ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

Material Contained in this Report:

    I. English translation of a Report of Bulk Holding, as filed with the Director of the Tokai Local Finance Bureau on July 1, 2005.

    II. English translation of a Report of Bulk Holding, as filed with the Director of the Tokai Local Finance Bureau on July 4, 2005.

    III. English translation of a Report on Bulk Holding, as filed with the Director of the Tokai Local Finance Bureau on July 5, 2005.

    IV. English excerpt translation of a Report on Number of Listed Shares, as filed by the registrant with the Tokyo Stock Exchange on July 20, 2005.

    V. English translation of a Report on Bulk Holding, as filed with the Director of the Tokai Local Finance Bureau on July 20, 2005.

    VI. English excerpt translation of a Corrections Report to a Report on Bulk Holding, as filed with the Director of the Tokai Local Finance Bureau on July 25, 2005.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                       Toyota Motor Corporation



                                       By:   /s/ Masaki Nakatsugawa
                                          --------------------------------------
                                          Name:  Masaki Nakatsugawa
                                          Title: General Manager of
                                                 Accounting Division


Date:  July 29, 2005